SANYO

05010736

SANYO Electric Co., Ltd.

5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

RECEIVED

2005 ... 25

August 1, 2005

To : Securities and Exchange Commission
Office of International Corporate Finance

82-264

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

SUPPL

BEST AVAILABLE COPY

NOTE

document	Copies
Results 30, 2005	1

SANYO ELECTRIC CO. , LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
ACCOUNTING UNIT

BEST AVAILABLE COPY

PROCESSED

AUG 2 6 2005

THOMSON
FINANCIAL

(English Translation)

The Brief Statements of The Business Results for The First quarter ended June 30, 2005

SANYO Electric Co., Ltd.

[1] Consolidated Results

(1) Business Results for The First quarter ended June 30, 2005 and 2004

	Millions of Yen		
	2005	2004	Change
Net sales	¥ 568,965	¥ 622,422	(8.6 %)
Operating income	(9,413)	13,639	-
Income before income taxes and minority interests	(21,167)	7,988	-
Net income	(26,210)	2,328	-
	Yen		
Net income per share : Basic	¥ (14.13)	¥ 1.26	

(2) Financial Condition as of June 30, 2005 and the end of 2004 Fiscal Year

	Millions of Yen	
	2005	2004
Total assets	¥ 2,575,993	¥ 2,698,883
Stockholders' equity	265,326	500,411
Stockholders' equity as a % of total assets	10.3 %	18.5 %